NUMANCO L.L.C.

         AMENDED AND RESTATED
         OPERATING AGREEMENT


         THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") is entered into as of the 30 day of November, 1997, by and among Nuvest, L.L.C., an Oklahoma limited liability company ("Nuvest"), and NSS Numanco, Inc., a Pennsylvania corporation ("Numanco Inc."), collectively referred to herein as the "Members" of Numanco L.L.C., an Oklahoma limited liability company (the "Company"), and supersedes all prior operating agreements of the Company. In consideration of the mutual covenants and conditions hereinafter set forth, the Members hereby agree that the terms of the Operating Agreement governing the Company shall be as follows:


         ARTICLE I

         Organizational Matters

         1.01 Formation. The Company has been formed as a limited liability company pursuant to the provisions of the Act (as hereinafter defined). The rights and obligations of the Members, the Manager designated herein, and the affairs of the Company, shall be governed first by the mandatory provisions of the Act, second by the Company's Articles of Organization, third by this Agreement and fourth by the optional provisions of the Act. In the event of any conflict among the foregoing, the conflict shall be resolved in the order of priority set forth in the preceding sentence.

         1.02 Name. The name of the Company shall be "Numanco L.L.C.".

         1.03 Principal Office. The principal office of the Company in the State of Oklahoma shall be located at 7633 East 63rd Place, Fourth Floor, Tulsa, Oklahoma 74133. The name and address of the resident agent of the Company is Pat Buklin, 7633 East 63rd Place, Fourth Floor, Tulsa, Oklahoma 74133. The Company may also maintain offices at such other place or places as the Manager deems advisable.

         1.04 Term. The Company commenced upon the filing for record of the Company's Articles of Organization with the Oklahoma Secretary of State, and shall continue until 12:00 midnight, December 31, 2015, unless sooner terminated as herein provided.


         ARTICLE II

         Definitions

         2.01 Definitions. For purposes of this Agreement, the following terms shall have the following meanings.

         "Act" means the Oklahoma Limited Liability Company Act, 18 Okla. Stat. ss. 2000 et seq. (Supp. 1993), as it may be amended from time to time, and any successor to such act.

         "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentence of Reg. ss. 1.704-2(g)(1) and (i)(5); and (ii) Debit to such Capital Account the items described in Reg. ss. 1.704-1(b)(2)(ii)(d)(4),(5) and (6) (generally including certain Capital Account adjustments for depletion allowances, certain future allocations of loss and deduction which are reasonably expected as of year end, and future distributions, in excess of offsetting Capital Account increases, which are reasonably expected as of year end). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Reg. ss. 1.704- 1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

         "Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. As used in this definition of "Affiliate," the term "control" means either (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise or (ii) a direct or indirect equity interest of ten percent (10%) or more in the entity.

         "Agreement" means this Operating Agreement, as it may be amended or supplemented from time to time.

         "Articles of Organization" means the articles of organization, as amended from time to time, filed by the Company under the Act.

         "Business Day" means Monday through Friday of each week, except legal holidays recognized as such by the government of the United States or the State of Oklahoma.

         "Business Plan" shall have the meaning ascribed to it in the Member Agreement.

         "Buy-Sell Event" shall have the meaning ascribed to it in the Member Agreement.

         "Capital Account" means each capital account maintained for a Member pursuant to Section 4.03.

         "Capital Contributions" means the sum of the total amount of cash and the total value of property contributed or a promissory note or other binding obligation to contribute cash or property to the Company by all Members, or any one Member, as the case may be.

         "Cash Available for Distribution" means, with respect to any period, all cash receipts and funds received by the Company (except for Capital Contributions) minus (i) all cash expenditures and (ii) the Company's cash management fund representing working capital or other reserves as determined by the unanimous consent of the Members.

         "Code" means the Internal Revenue Code of 1986, as amended, as in effect from time to time.

         "Company" means the limited liability company formed by the filing of the Company's Articles of Organization with the Oklahoma Secretary of State.

         "Company Minimum Gain" means that amount determined by first computing Company Nonrecourse Liability, any gain the Company would realize if it disposed of the Company Property subject to such liability for no consideration other than full satisfaction of the liability, and by then aggregating the separately computed gains. For purposes of determining the amount of such gain, the additional rules set forth in Reg. ss. 1.704-2(d) shall be followed.

         "Company Property" means all property owned, leased or acquired by the Company from time to time, whether real or personal, tangible or intangible.

         "Dissociated Member" shall have the meaning ascribed to it in
Section 12.02.

         "Event of Dissociation" has the meaning specified in Section 12.02.

         "Event of Termination" shall have the meaning ascribed to it in the Manager's Agreement.

         "Majority Vote of the Members" means the vote of the Members owning a majority of the Voting Rights.

         "Manager" means the Person designated pursuant to Article VI.

         "Manager's Agreement" shall mean that certain agreement between the Manager, the Company, and others, of even date herewith.

         "Member Agreement" means that certain Amended and Restated Member Agreement between Nuvest, Numanco Inc., and certain other Persons, of even date therewith.

         "Member Loan Nonrecourse Deductions" shall have the meaning set forth in Reg. ss. 1.704-2(i)(2). The amount of Member Loan Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a Company taxable year equals the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during that taxable year, reduced (but not below zero) by proceeds of the liability distributed during the year to the Member bearing the economic risk of loss for the liability that are both attributable to the liability and allocable to an increase in the Member Nonrecourse Debt Minimum Gain.

         "Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Reg. ss. 1.704-2(i).

         "Member Nonrecourse Debt" shall have the meaning set forth in Reg.
ss. 1.704-2(b)(4), being generally any nonrecourse debt of the Company for which any Member (or related person within the meaning of Reg. ss. 1.752-4(b)) bears the economic risk of loss.

         "Members" means the Record Holders of all interests in the profits and capital of the Company. The term does not include a transferee of an interest unless the transferee has been admitted as a Substitute Member.

         "Nonrecourse Deductions" shall have the meaning set forth in Reg. ss. 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Company taxable year equals the net increase in the amount of Company Minimum Gain during that taxable year determined under Reg. ss. 1.704-2(d), reduced (but not below zero) by the aggregate distributions made during the taxable year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain determined pursuant to Reg. ss. 1.704-2(h).

         "Nonrecourse Liability" shall have the meaning set forth in Reg. ss. 1.704-2(b)(3).

         "Person" means a natural person, partnership, domestic or foreign limited partnership, domestic or foreign limited liability company, trust, estate, association or corporation.

         "Record Holder" means the Person in whose name an interest in the profits and capital of the Company is registered on the books and records of the Company as of the close of business on a particular Business Day.

         "Regulations" or "Reg." means the Treasury Regulations promulgated under the Code, as amended from time to time.

         "Substitute Member" means a transferee of an interest in the profits and capital of the Company who is admitted as a Member to the Company pursuant to Section 12.01 in place of and with all the rights of a Member.

         "Tax Distribution" shall have the meaning ascribed to such term in Nuvest's Operating Agreement.

         "Tax Item" means the Company's taxable income or loss for each taxable year, determined in accordance with Section 703(a) of the Code, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Section 703(a)(1) of the Code, and the following:

                  (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing taxable income;

                  (b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Reg. ss. 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing taxable income or loss; and

                  (c) Upon the distribution of property by the Company to a Member, gain or loss attributable to the difference between the fair market value of the property and its basis.

         "Tax Matters Partner" means the Member designated pursuant to
Section 9.02.

         "Term" means the period of time the Company shall continue in existence as provided in Section 1.04.

         "Unit" means an interest in the profits and capital of the Company, to the extent provided in Articles IV and V.

         "Voting Rights" has the meaning specified in Section 7.02.


         ARTICLE III

         Purpose

         3.01 Purpose of the Company. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act. Such acts or activities may include, but shall not be limited to, acquiring, operating and maintaining real and personal properties in the United States and foreign countries. In transacting such business, the Company may:

                  (a) acquire an ownership, working, royalty or other interest in stocks, real estate, oil and gas leases and other properties, either alone or in conjunction with other parties;

                  (b) dispose of, rent, lease, transfer, encumber or otherwise utilize Company Property used in connection with Company operations;

                  (c) employ such personnel and obtain such legal, accounting, and other professional services and advice as may be necessary in the course of the Company's operations under this Agreement;

                  (d) pay all ad valorem taxes levied or assessed against the Company's assets, and all other taxes (other than income taxes) directly relating to operations conducted under this Agreement;

                  (e) execute all options, leases, contracts, agreements, documents, or instruments of any kind which are appropriate for carrying out the purposes of the Company;

                  (f) procure and maintain in force such insurance, including public liability, automotive liability, worker's compensation, and employer's liability insurance, as may be prudent to protect the Company against liability for loss and damages which may be occasioned by the activities to be engaged in by the Company;

                  (g) purchase and establish inventories of equipment and material required or expected to be required in connection with the Company's operations;

                  (h) contract or enter into agreements for the performance of services and the purchase and sale of material, equipment, supplies, and property, both real and personal;

                  (i) conduct operations either alone or as a joint venturer, co-tenant, partner, member, shareholder or in any other manner of participation with any Member or third parties and to enter into agreements and contracts setting forth the terms and provisions of such participation;

                  (j) borrow money from banks and other lending institutions for Company purposes and pledge Company Property for the repayment of such loans, it being understood that no bank or other lending institution to which the Company makes application for a loan will be required to inquire as to the purposes for which such loan is sought, and as between the Company and such bank or lending institution it will be conclusively presumed that the proceeds of such loans are to be and will be used for purposes authorized under the terms of this Agreement;

                  (k) sell, relinquish, release, abandon, or otherwise dispose of Company Property, including undeveloped, productive, and condemned properties, in accordance with other provisions herein; and

                  (l) perform any and all other acts or activities customary or incident to conducting the above Company operations.



         ARTICLE IV

         Capital Contributions

         4.01 Authorized Units. The Company is authorized to issue an aggregate of One Thousand (1,000) Units. Upon the execution and delivery of this Agreement, the Company shall issue Units to the Members in the following proportions:

                                  Number                     Percentage of
            Member               of Units                  Outstanding Units

            Nuvest                 900                             90%

            Numanco Inc.           100                             10%
                                 1,000                            100%

         4.02 Capital Contributions. Capital Contributions shall be in the form of cash or property, or an obligation to contribute cash or property.

         4.03  Capital Accounts.

                  (a) The Company shall maintain for each Member a separate Capital Account. The term "Capital Account" shall mean as to any Member the amount of the initial Capital Contribution attributable to the Member, which amount shall be (i) increased by subsequent Capital Contributions by such Member, (ii) increased or decreased, as the case may be, by Tax Items allocated to such Member pursuant to Article V, and (iii) decreased by distributions to such Member pursuant to Section 5.01. Distributions shall be debited to Capital Accounts in the year containing the record date for such distribution.

                  (b) In the event any in-kind contributions are made, the Capital Account of the Member shall be increased by the fair market value of the property contributed by such Member.

                  (c) The foregoing definition of Capital Account and certain other provisions of this Agreement are intended to comply with Reg. ss. 1.704-1(b), and shall be interpreted and applied in a manner consistent with that regulation. Such regulation contains additional rules governing maintenance of capital accounts that have not been addressed in this Agreement.

                  (d) A transferee of an interest in the profits and capital of the Company transferred in accordance with Article XI will succeed to the Capital Account relating to the Member transferring such interest. However, if the transfer causes a termination of the Company under Section 708(b)(1)(B) of the Code, the Company Property shall be deemed to have been distributed in liquidation of the Company to the Members (including the transferee of the interest) pursuant to Section 13.02 and re-contributed by such Members and transferees in reconstitution of the Company. The Capital Accounts of such reconstituted Company shall be maintained in accordance with the principles of this Section 4.03.

                  (e) At such times as may be permitted or required by Treasury Regulations issued pursuant to Section 704 of the Code, the Capital Accounts shall be revalued and adjusted to reflect the then fair market value of Company Property and the Capital Accounts shall be maintained to comply with Reg. ss. 1.704-1(b)(2)(iv)(f). All allocations of gain resulting from such revaluation shall be made consistently with that regulation, and to the extent not inconsistent therewith, the allocation provisions of Section 5.02 hereof.

         4.04 Interest. No interest shall be paid by the Company on Capital Contributions, on balances in a Member's Capital Account or on any other funds distributed or distributable under this Agreement.

         4.05 No Withdrawal. No Member shall without the written consent of all remaining Members of the Company have any right to the withdrawal or reduction of any part of his Capital Contribution.

         4.06 Loans. Loans by a Member to the Company shall not be considered Capital Contributions. The Company may not make loans to any Member or any Affiliate of any Member.

         4.07 Borrowings. Subject to Section 6.03, the Manager may arrange for the Company to borrow funds and to pledge Company Property as security therefor.


         ARTICLE V

         Distributions and Allocations

         5.01 Distribution of Cash Available for Distribution. Cash Available for Distribution shall be determined by the unanimous consent of the Members and the Manager, except that on or before April 15 of each year the Company shall distribute to Nuvest an amount sufficient to allow Nuvest to make any Tax Distribution that Nuvest may be required to make pursuant to the terms of Nuvest's Operating Agreement. Any distribution of property shall be treated as a distribution of cash in the amount of the fair market value of such property. Except as otherwise provided herein, distributions shall be allocated between the Members in accordance with their respective Unit ownership.

         5.02 Allocation of Tax Items. All Tax Items shall be allocated between the Members in accordance with their respective Unit ownership.

         5.03 Regulatory Allocations. The following special allocations shall be made for each Company taxable year in the following order:

                  (a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain (other than Minimum Gain attributable to Member Nonrecourse Debt or net decreases in Minimum Gain attributable to transactions subject to the exceptions contained in Reg. ss. 1.704-2(f)(2)-(5)) during any Company taxable year, each Member shall be specially allocated items of Company income and gain for such year equal to such Member's share of the net decrease in Company Minimum Gain during that year. Each Member's share of the net decrease in Company Minimum Gain shall be determined in accordance with Reg. ss. 1.704-2(g)(2). This Section 5.03(a) is intended to comply with the minimum gain chargeback requirement in Reg. ss. 1.704-2(f) and shall be interpreted consistently therewith.

                  (b) Member Nonrecourse Debt Minimum Gain Chargeback.
If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member with a share of such Member Minimum Gain attributable to a Member Nonrecourse Debt determined in accordance with Reg. ss. 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to such Member's share of the net decrease in Member Minimum Gain during such year. Each Member's share of the net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt shall be determined in a manner consistent with Reg. ss. 1.704-2(g)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Reg. ss. 1.704-2(i)(4) pertaining to Member Nonrecourse Debt and shall be interpreted consistently therewith.

                  (c) Gross Income Allocation. In the event any Member has a Capital Account deficit at the end of any Company taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, and
(ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentence of Reg. ss. 1.704-2(g)(1), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this
Section 5.03(c) shall be made only if and to the extent that any such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if this
Section 5.03(c) hereof and Section 5.03(d) were not in the Agreement.

                  (d) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Reg. ss. 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.03(d) shall be made only if and to the extent that any such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.03(d) were not in the Agreement.

                  (e) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other periods shall be allocated among the Members in proportion to their respective Capital Contributions.

                  (f) Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members who bear the risk of loss with respect to the loan to which such Member Loan Nonrecourse Deductions are attributable in accordance with Reg. ss. 1.704-2(i).

                  (g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Section 734(b) or
Section 743(b) of the Code is required, pursuant to Reg. ss. 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member(s) in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

         5.04 Curative Allocations. The allocations set forth in Section 5.03, hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other Tax Items pursuant to this Article V. Therefore, notwithstanding any other provision of this
Article V (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Tax Items in whatever manner he determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Tax Items were allocated pursuant to Section 5.03. In exercising his discretion under this Section 5.04, the Manager shall take into account future Regulatory Allocations under Sections 5.03(a) and (b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 5.03(e) and (f).

         5.05. Special Allocation of Gain or Loss on Contributed Property. Under Regulations prescribed by the Secretary of the Treasury pursuant to Section 704(c) of the Code, Tax Items with respect to property contributed to the Company by a Member shall be shared among Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution. The Manager shall have the power to make such elections, adopt such conventions, and allocate Tax Items as he deems appropriate to comply with Section 704(c) of the Code and any Regulations promulgated thereunder and to preserve, to the extent possible, uniformity of the Members' interests in the profits and capital of the Company. Any Tax Items allocated under this Section 5.05 shall not be debited or credited to Capital Accounts to the extent that item is already taken into account (upon formation or otherwise) in determining a Member's Capital Account.

         5.06. Change or Transfer of Interests in Profits and Capital. Upon the transfer of an interest in the profits and capital of the Company in accordance with Article XI, Tax Items attributable to the transferred interest shall, for federal income tax purposes, be allocated between the transferor and the transferee of such interest based on the number of months that each such Person was the owner of the interest, in a manner determined by the Manager to be consistent with the requirements of Section 706 of the Code and Regulations or rulings promulgated thereunder.

         5.07. Deemed Income or Gain. If, and to the extent that, any Member is deemed to recognize income or gain as a result of any transaction between the Member and the Company pursuant to Sections 482, 483, 1272-1274, or 7872 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting loss or deduction of the Company shall be allocated to the Member who was allocated such income or gain.

         5.08. Recapture Items. Any portion of any income or gain attributable to the sale or other disposition of any depreciable Company Property required to be recaptured as ordinary income shall, to the maximum extent possible in accordance with Section 704 of the Code and the Regulations thereunder, be allocated among the Members for tax purposes in the same ratio as the deductions giving rise to such recapture were allocated. Any recapture of tax credit shall be allocated among the Members in accordance with Reg. ss. 1.704-1(b)(4)(ii).


         ARTICLE VI

         Management and Operation of Business

         6.01. Manager. Management of the Company shall be vested in a Manager. Unless and until there has occurred an Event of Termination, the Manager shall be R. Smith. Upon the occurrence of a Buy-Sell Event, the holder of a majority of the Voting Rights shall, subject to the limitations imposed under Section 8.3(b) of the Member Agreement, be entitled to designate a new Manager at any annual or special meeting called for that purpose.


         6.02. Authority of Manager. The Manager may exercise all the powers of the Company whether derived from law, the Articles of Organization, this Agreement, or the Manager's Agreement, except such powers as are by statute, by the Articles of Organization, by this Agreement, or by the Manager's Agreement vested solely in the Members.

         6.03. Restrictions on Manager. Notwithstanding any other provision hereof, unless and until there shall have occurred an Event of Default, the Manager shall not have the authority to cause the Company to do or commit to do any of the following acts, without the prior unanimous written consent of the specific act by the Members; however, upon the occurrence of an Event of Default, the Manager shall have the authority to cause the Company to do or commit to do such acts upon the Majority Vote of the Members:

                  (a) Borrow money in excess of the amounts set forth in the Business Plan;

                  (b) Sell any assets of the Company (or assets, in related transactions) having a fair market value over $500,000;

                  (c) Enter into any contract involving an anticipated total expenditure of over $100,000;

                  (d) Do any act which would make it impossible to carry on the ordinary business of the Company;

                  (e) Compromise any claim over $50,000;

                  (f) Admit a Person as a Member;

                  (g) Knowingly perform any act that would subject a Member to personal liability;

                  (h) Amend the Articles of Organization;

                  (i) Approve any Business Plan of the Company;

                  (j) Increase the compensation of any officer of the Company above the amount set forth in the Business Plan; or

                  (k) Enter the Company into new business ventures, alliances or teaming agreements.

         6.04. Outside Activities. The Members and Manager and their respective Affiliates have business interests and engage in business activities in addition to those relating to the Company. No provision of this Agreement shall be deemed to prohibit the Members, the Manager or their respective Affiliates from conducting such businesses and activities, provided they are not in direct competition with the Company. Neither the Company nor any Member shall have any rights by virtue of this Agreement or the relationship contemplated herein in any non-competing business ventures of any other Member or the Affiliates of such Member.

         6.05. Limitation on Liability of Manager. No Person serving as Manager shall be liable to the Company for monetary damages for breach of fiduciary duty as a Manager; provided, however, that nothing contained herein shall eliminate or limit the liability of such Person (i) for any breach of the Manager's duty of loyalty to the Company, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law and, (iii) for any transaction from which the Manager derived an improper personal benefit.

         ARTICLE VII

         Rights and Obligations of the Members

         7.01 Limitation of Liability. Anything herein to the contrary notwithstanding, except as otherwise expressly agreed in writing, a Member shall not be personally liable for any debts, liabilities, or obligations of the Company, whether to the Company, to any of the other Members, or to creditors of the Company, beyond the Capital Account of the Member, together with the Member's share of the assets and undistributed profits of the Company.

         7.02 Voting Rights. Action requiring a vote of the Members may be taken upon a Majority Vote of the Members. Each Unit shall entitle the holder thereof to one (1) vote.

         7.03  Indemnification.

                  (a) To the maximum extent permitted by law, the Company shall indemnify and hold harmless the Manager, all Members, their respective Affiliates, and the employees and agents of the Company (each, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, penalties and other expenses actually and reasonably incurred by the Indemnitee in connection with any and all claims, demands, actions, suits, or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that the Indemnitee is or was a Manager or Member of the Company or is or was an employee or agent of the Company, including Affiliates of the foregoing, arising out of or incidental to the business of the Company, provided, (i) the Indemnitee's conduct did not constitute willful misconduct or recklessness, (ii) the action is not based on breach of this Agreement, (iii) the Indemnitee acted in good faith and in a manner he or it reasonably believed to be in, or not opposed to, the best interests of the Company and within the scope of such Indemnitee's authority and (iv) with respect to a criminal action or proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above.

                  (b) Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 7.03 may, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified as authorized in this Section 7.03.

                  (c) Indemnification provided by this Section 7.03 shall be in addition to any other rights to which the Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, and shall inure to the benefit of the successors, assignees, heirs, personal representatives and administrators of the Indemnitee.

                  (d) The Company may purchase and maintain insurance, at the Company's expense, on behalf of any Indemnities against any liability that may be asserted against or expense that may be incurred by an Indemnitee in connection with the activities of the Company regardless of whether the Company would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.


         ARTICLE VIII

         Books, Records, and Accounting

         8.01 Books and Records. Appropriate books and records with respect to the Company's business shall at all times be kept at the principal office of the Company or at such other places as agreed to by the Members. Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, magnetic tape, photographs or any other information storage device, provided that the records so kept are convertible into clearly legible written form within a reasonable period of time. Each Member shall have the right upon demand and at such Member's own expense to inspect and copy any of the Company's books and records and obtain such other information regarding the affairs of the Company.

         8.02 Accounting. The books of the Company for regulatory and financial reporting purposes shall be maintained on cash basis of accounting. The Company books for purposes of maintaining and determining Capital Accounts shall be maintained in accordance with the provisions of this Agreement, Section 704 of the Code and, to the extent not inconsistent therewith, the principles described above for financial reporting and regulatory purposes. Comparisons of budgeted income and expenses to actual income and expenses of the Company shall be on the accrual basis of accounting.

         8.03 Fiscal Year. The fiscal year of the Company shall be the calendar year, unless otherwise determined by the Manager.


         ARTICLE IX

         Tax Matters

         9.01 Taxable year. The taxable year of the Company shall be the calendar year, unless otherwise determined by the Manager.

         9.02 Tax Controversies. The "Tax Matters Partner" (as defined in
Section 6231(a)(7) of the Code) shall be determined by a Majority Vote of the Members, and shall be authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member agrees to cooperate with the Tax Matters Partner, and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

         9.03 Taxation as a Partnership. No election shall be made by the Company or any Member for the Company to be excluded from the application of any provision of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.


         ARTICLE X

         Transfer of Interests in the
         Profits and Capital of the Company

         10.01.  Transfer.

                  (a) The term "transfer," when used in this Article X with respect to an interest in the profits and capital of the Company, shall be deemed to refer to a transaction by which the Member assigns all or a portion of its interest to another Person, or by which the holder of an interest assigns the interest to another Person as assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, transfer by will or intestate succession, exchange, or any other disposition.

                  (b) No interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article X. Any transfer or purported transfer of any interest not made in accordance with this Article X shall be null and void. Should a Member attempt to transfer its interest in contravention of this Article XI, then (i) such an alleged assignee shall have no right to require any information or account of the Company's transactions or to inspect the Company's books and records, tax return information, or any other information, documents, or other data associated with the Company; and (ii) the Company and the other Members (A) shall be entitled to treat such assigning Member as the absolute owner thereof in all respects, and
(B) shall incur no liability for distributions or for allocations of income, gain, loss, deduction or credit, or for transmittal of reports and notices required to be given to such Member.

                  (c) A transferee of an interest in the profits and capital transferred in accordance with this Article XI shall not become a Substitute Member unless and until admitted as a Substitute Member pursuant to Article XII. Any such transferee who does not become a Substitute Member shall have no right to vote or otherwise participate in the Company's affairs as a Member thereof, but instead shall be a Record Holder only for the purpose of receiving the share of profits or other compensation by way of income and the return of contributions to which the transferring Member would otherwise be entitled at the time said transferring Member would be entitled to receive the same.

         10.02.  Transfer of Interests by a Member.

                  (a) No interests in the profits and capital may be transferred by a Member unless the following conditions are first satisfied:

                      (i) The assigning Member and his transferee has (A) delivered to the Company a duly executed and acknowledged counterpart of the instrument of assignment and such instrument evidences the written acceptance by the transferee of all of the terms and provisions of this Agreement and represents that such assignment was made in accordance with all applicable laws and regulations; and (B) executed and delivered to the Company such other instruments as the Manager may reasonably deem necessary or desirable to effect the assignment; and

                     (ii) The Company has received an opinion from counsel for the assigning Member, in form and substance satisfactory to the Manager, that such transfer; (A) would not materially adversely affect the classification of the Company as a partnership for federal and (as applicable) state income tax purposes; and (B) would not violate applicable federal and state securities laws or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authority with jurisdiction over the transfer.

                  (b) Without the consent of the Manager, no transfer of an interest in the profits and capital of the Company may be made if such transfer, when added to the total of all other transfers within the preceding 12 months, would result in the Company being considered to have terminated within the meaning of Section 708(b)(1)(B) of the Code.

                  (c) In no event shall any interest be transferred to a minor (except in trust pursuant to the Uniform Transfers to Minors Act) or any incompetent (except in trust).

         ARTICLE XI

         Admission of Substitute and Additional Members

         11.01.  Admission of Substitute Members.

                  (a) Upon a transfer of an interest in the profits and capital of the Company by a Member in accordance with Article X (but not otherwise), the transferor shall have the power to give the transferee the right to apply to become a Substitute Member with respect to the interest acquired, subject to the conditions of and in the manner permitted under this Agreement. No transferee of an interest shall become a Substitute Member with respect to the transferred interest (whether or not such transferee is then a Member or Substitute Member with respect to other previously acquired interests) unless and until all of the following conditions are satisfied:

                  (i) The instrument of assignment sets forth the intentions of the assignor that the transferee succeed to the assignor's interest as a Substitute Member in his place;

                  (ii) The assignor and transferee shall have fulfilled all other requirements of this Agreement;

                  (iii) The transferee shall have paid all reasonable legal fees and filing costs incurred by the Company in connection with his substitution as a Member; and

                  (iv) The Members shall have unanimously approved such substitution in writing, which approval may be granted or withheld by each Member in its sole and absolute discretion and may be arbitrarily withheld, and the books and records of the Company have been modified to reflect the admission; provided, in the event Public Service Company of Oklahoma ("PSO") shall become a member of the Company, no such approval shall be required with respect to any transfer by PSO to its parent corporation, Central and South West Corporation, or any direct or indirect subsidiary of such parent corporation.

                  (b) The admission of a transferee as a Substitute Member with respect to a transferred interest shall become effective on the date the Members give their unanimous written consent to the admission and the books and records of the Company have been modified to reflect such admission. Any Member who transfers all of his interest in the profits and capital shall cease to be a Member of the Company upon a transfer of such interest in accordance with
Article X and the execution of a counterpart of this Agreement by the transferee and shall have no further rights as a Member in or with respect to the Company (whether or not the transferee of such former Member is admitted to he Company as a Substitute Member).

         ARTICLE XII

         Dissolution and Liquidation

         12.01 Dissolution and Liquidation. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following: (i) the term of the Company stated in the Articles of Organization expires; (ii) if, upon the occurrence of an Event of Dissociation, the remaining Members fail to continue the Company pursuant to Section 12.02; or (iii) all Members vote to dissolve the Company.

         12.02 Events of Dissociation. Upon the death, incapacity, resignation, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company (any such Member shall be referred to herein as a "Dissociated Member" and any of such events shall be referred to herein as an "Event of Dissociation"), the Company shall dissolve and its affairs shall be wound up; provided, however, it is agreed that without the consent of all other Members, no Member may voluntarily resign from the Company. The Company shall thereafter conduct only activities necessary to wind up its affairs, unless there is at least one (1) remaining Member and within sixty (60) days after the occurrence of an Event of Dissociation, all the remaining Members unanimously agree to continue the Company. If any election to continue the Company is made, then, except as otherwise provided in the Member Agreement or the Manager's Agreement:

                  (a) The remaining Members may elect, within thirty (30) days of the decision to continue the Company, to purchase the Dissociated Member's interest in the profits and capital of the Company upon such terms and conditions as the remaining Members and the Dissociated Member or the legal representative of the Dissociated Member, may agree. In the event the remaining Members and the Dissociated Member (or such legal representative) do not agree upon terms and conditions for a purchase of such interest of the Dissociated Member,the remaining Members shall have an option (to be exercised within sixty
(60) days after the occurrence of the Event of Dissociation, by giving notice to the Dissociated Member (or such legal representative) to purchase the interest for a cash purchase price determined by the value of the Capital Account of the Dissociated Member, as of the end of the calendar month preceding the occurrence of the Event of Dissociation, adjusted as if all Company Property were sold at fair market value, and all liabilities of the Company were paid and the Company was liquidated in accordance with the provisions of Section 12.03.

                  (b) The Company shall continue until the expiration of the term for which it was formed or until the occurrence of another Event of Dissociation, in which event any remaining Members shall again elect whether to continue the Company pursuant to this Section 12.02.

         12.03 Method of Winding Up. Upon dissolution of the Company pursuant to
Section 12.01, the Company shall immediately commence to liquidate and wind up its affairs. The Members shall continue to share profits and losses during the period of liquidation and winding up in the same proportion as before commencement of winding up and dissolution. Unless the Manager shall determine otherwise, all distributions will be made in cash, and none of the Company Property will be distributed in kind to the Members. The proceeds from the liquidation and winding up shall be applied in the following order of priority:

                  (a) To creditors (other than the Manager), including Members who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company other than liabilities to Members on account of their Capital Contributions or on account of a Member's withdrawal from the Company or pursuant to a withdrawal of capital; and

                  (b) To the Manager, the balance of all sums due pursuant to the terms and provisions of the Manager's Agreement, except as otherwise provided pursuant to Section 5.5 of the Manager's Agreement; and

                  (c) To each Member the amount of his Capital Account balance, and if the remaining proceeds are insufficient to allow each Member to receive the full amount in his Capital Account, to the Members pro rata according to their respective Capital Account balances; and

                  (d) The balance, if any, to the Members in proportion to their respective Unit ownership.

         12.04 Filing Articles of Dissolution. Upon the completion of the distribution of Company Property as provided in Section 12.03, Articles of Dissolution shall be filed as required by the Act, and each member agrees to take whatever action may be advisable or proper to carry out the provisions of this Section.

         12.05 Return of Capital. The return of Capital Contributions shall be made solely from Company Property.


         ARTICLE XIII

         Amendment of Agreement; Meetings

         13.01 Amendments. Unless and until there shall have occurred a Buy-Sell Event, all amendments to this Agreement shall require the unanimous consent of the Members. Upon the occurrence of a Buy-Sell Event, all amendments to this Agreement may be effected by a Majority Vote of the Members, subject to the provisions of Section 13.02.

         13.02 Limitations on Amendments. Notwithstanding any other provision of this Agreement, no amendment to this Agreement may without the unanimous approval of all Members (i) enlarge the obligations of any Member under this Agreement or (ii) amend Section 13.01 or this Section 13.02.

         13.03 Meetings. Meetings may be called by any Member, by providing at least five (5) business days prior notice of the time, place and purpose of the meeting to all Members. The holder of a majority of the Voting Rights, represented in person or by proxy, shall constitute a quorum at a meeting of Members.

         13.04 Action Without a Meeting. Any action that may be taken by any vote of all or any part of the Members may be taken without a meeting if a consent to such action is signed by Members holding not less than the minimum number of Voting Rights that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the taking of any action without a meeting shall be given to those Members who have not consented in writing.


         ARTICLE XIV

         General Provisions

         14.01 Notices. Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail to the Member. Any notice, payment, or report to be given or sent to a Member hereunder shall be deemed conclusively to have been given or sent, upon mailing of such notice, payment, or report to the address shown on the records of the Company, regardless of any claim of any Person who may have an interest by reason of an assignment or otherwise.

         14.02 Captions. All article and section captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

         14.03 Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

         14.04 Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

         14.04 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assignees.

         14.06 Integration. Subject to the references to the Member Agreement, the Manager's Agreement, and Nuvest's Operating Agreement, this Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. In the event of a conflict between this Agreement and the Member Agreement, the Manager's Agreement, or Nuvest's Operating Agreement, such other agreements shall be controlling.

         14.07 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

         14.08 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto, independently of the signature of any other party.

         14.09 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Oklahoma, without regard to its principles of conflict of laws.

         14.10 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby.

         14.11 Conveyances. All of the assets of the Company shall be held in the name of the Company. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber the interest of the Company of all or any portion of the assets of the Company shall be sufficient when signed by a Manager.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the ______ day of ______________, 199 .

                                              MEMBERS:

                                              NUVEST, L.L.C.


                                              By:___________________________

                                              Title:________________________


                                              NSS NUMANCO, INC.



                                              By:___________________________

                                              Title:________________________